OFI Global Asset Management, Inc.

Two World Financial Center

225 Liberty Street, 11th Floor

New York, New York 10281-1008

January 23, 2015

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Proxy Statement for Oppenheimer Global Strategic Income Fund

To the Securities and Exchange Commission:

An electronic ("EDGAR") filing is transmitted herewith pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This filing contains preliminary proxy materials that, once definitive, are proposed to be furnished to shareholders of Oppenheimer Global Strategic Income Fund (the "Fund") in connection with the special meeting of the Fund’s shareholders proposed to be held May 1, 2015. Those materials include the preliminary proxy statement, ballot, and notice of meeting. The Funds expect to mail the definitive materials to shareholders on or about February 27, 2015.

The proposals, as indicated in the preliminary proxy materials, are as follows: (1) to elect Arthur P. Steinmetz as a Trustee of the Fund, (2) to approve a new investment sub-sub-advisory agreement between OppenheimerFunds, Inc. and Apollo Credit Management, LLC., and (3) to approve implementation of a manager of managers arrangement with respect to the Fund.

The Commission Staff is requested to address any comments or questions you may have on this filing to:

Edward Gizzi, Esq.
Vice President & Associate Counsel
OFI Global Asset Management, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212.323.4091
egizzi@ofiglobal.com

Sincerely,

/s/ Adrienne Ruffle

Adrienne Ruffle

Associate Counsel

cc:	Valerie Lithotomos, Esq.
K&L Gates, LLP
KPMG LLP
Edward Gizzi, Esq.
Gloria LaFond